

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
Jeffery Gao
Chief Executive Officer
Xueda Education Group
A-4 Xibahe Beili, Chaoyang District
Beijing 100028
People's Republic of China

Re: Xueda Education Group
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 27, 2012
Response dated October 26, 2012
File No. 001-34914

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Operating and Financial Review and Prospects, page 48

1. We note on page F-11 that you conduct substantially all of your activities through the VIE, Xueda Information, and its subsidiaries in the PRC. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities. The information should be in sufficient detail to convey qualitatively and quantitatively the assets and operations that are not subject to involvement with your consolidated variable interest entities.

Note 1. Organization and Principal Activities, page F-8

The VIE arrangements, page F-11

2. We note on page F-14 that you characterize the pledge agreement as an agreement that provides Xuecheng Century with effective control over Xueda Information.   Please revise your disclosures to clarify how the pledge agreement provides Xuecheng Century with power to direct the activities of the VIE that most significantly affect the entity's economic performance.

3. We note from your response to comment 43 of our letter dated July 27, 2012 that the Exclusive Purchase Right Contract provides an in-substance kick-out right to the WFOE, which enables the WFOE to effectively control the VIE. Please tell us how you considered this kick-out right in describing the contractual agreements that provide Xuecheng Century with power over the VIE.

4. We note from your response to comment 42 of our letter dated July 27, 2012 that the Pledge Agreement is for the purpose of securing the WFOE's collection of consulting service fees from the VIE under the Exclusive Service Agreement. Please tell us why you characterized the Pledge Agreement as an agreement that gives the WFOE power rather than an agreement that secures the transfer of economic benefits to the WFOE on page F-14.

5. We note on page F-11 that you conduct substantially all of your activities through the VIE, Xueda Information, and its subsidiaries in the PRC. Please expand to explain in more detail what it means that substantially all of your activities are conducted through contractual arrangements.   In this regard, it appears unclear whether the VIE and its schools merely hold the requisite licenses and permits necessary to conduct the education business or whether the VIEs perform more expansive activities, such as, hold leases for the schools or employ teachers. Refer to ASC 810-10-50-12.d., which requires qualitative and quantitative information about involvement with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE.

Risks in relation to the VIE structure, page F-15

6. We note your risk factor, "Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition." Please tell us how you considered the requirements of ASC 810-10-50-8 in disclosing the judgments made and risks related to the described potential conflicts of interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Account Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Kevin Zhang, Esq.
        Simpson Thacher and Bartlett LLP